WACHTELL, LIPTON, ROSEN & KATZ

OF COUNSEL

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

ERIC M. ROSOF
GREGORY E. OSTLING
DAVID B. ANDERS
ANDREA K. WAHLQUIST
ADAM J. SHAPIRO
NELSON O. FITTS
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN
RONALD C. CHEN
GORDON S. MOODIE

DONGJU SONG
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN
VICTOR GOLDFELD
EDWARD J. LEE
BRANDON C. PRICE
KEVIN S. SCHWARTZ
MICHAEL S. BENN
SABASTIAN V. NILES
ALISON ZIESKE PREISS
TIJANA J. DVORNIC
JENNA E. LEVINE
RYAN A. McLEOD
ANITHA REDDY
JOHN L. ROBINSON
JOHN R. SOBOLEWSKI
STEVEN WINTER

MARTIN LIPTON HERBERT M. WACHTELL PAUL VIZCARRONDO, JR.THEODORE N. MIRVIS EDWARD D. HERLIHY DANIEL A. NEFF ANDREW R. BROWNSTEIN MARC WOLINSKY STEVEN A. ROSENBLUM JOHN F. SAVARESE SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH RALPH M. LEVENE RICHARD G. MASON DAVID M. SILK ROBIN PANOVKA DAVID A. KATZ ILENE KNABLE GOTTS JEFFREY M. WINTNER TREVOR S. NORWITZ BEN M. GERMANA ANDREW J. NUSSBAUM RACHELLE SILVERBERG STEVEN A. COHEN DEBORAH L. PAUL DAVID C. KARP RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON JEANNEMARIE O’BRIEN WAYNE M. CARLIN STEPHEN R. DiPRIMA NICHOLAS G. DEMMO IGOR KIRMAN JONATHAN M. MOSES T. EIKO STANGE JOHN F. LYNCH WILLIAM SAVITT 51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL WILLIAM T. ALLEN MARTIN J.E. ARMS MICHAEL H. BYOWITZ GEORGE T. CONWAY III KENNETH B. FORREST SELWYN B. GOLDBERG PETER C. HEIN MEYER G. KOPLOW DOUGLAS K. MAYER MARSHALL L. MILLER PHILIP MINDLIN ROBERT M. MORGENTHAU DAVID S. NEILL HAROLD S. NOVIKOFF LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH PAUL K. ROWE DAVID A. SCHWARTZ MICHAEL J. SEGAL ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF * ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER   Direct Dial: (212) 403-1343 Direct Fax: (212) 403-2343 E-Mail: MGordon@wlrk.com

April 16, 2018

VIA EDGAR AND FEDERAL EXPRESS

Daniel F. Duchovny, Esq. Special Counsel, Office of Mergers & Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Resolute Energy Corporation
Preliminary Proxy Statement
Filed April 6, 2018
File No. 001-34464

Dear Daniel:

This letter relates to comments received by Resolute Energy Corporation (“Resolute,” the “Company,” “we,” “us” or “our”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2018, with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-34464, filed with the Commission on April 6, 2018 (the “Proxy Statement”).

Daniel F. Duchovny, Esq.
April 16, 2018

For your convenience, each response is prefaced by the exact text of the Staff’s comment in bold text. All references to page numbers and captions correspond to the Proxy Statement unless otherwise specified.

Preliminary Proxy Statement filed on April 6, 2018

Cover Page

1.	Please revise the cover page of your proxy statement and the form of proxy to clearly mark it “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

In response to the Staff’s comment, Resolute has revised the Proxy Statement and the attached form of proxy to mark both as “PRELIMINARY COPY – SUBJECT TO COMPLETION.”

2.	We note your statement that security holders do not need to vote on Monarch’s bylaws because you have not amended your bylaws since February 8, 2018. With a view toward revised disclosure, please tell us whether you are certain not to amend the bylaws before the annual meeting.

In response to the Staff’s comment, Resolute has revised the cover page and first page of the Proxy Statement to confirm that Resolute does not intend to amend its bylaws before the annual meeting.

Other Matters, page 4

3.	We note that only the proposals in set forth in your proxy statement will be the entire business the board “intends to present or is informed that others will present at the meeting.” With a view toward revised disclosure, please tell us whether Monarch will be able to present its bylaws proposal at the meeting.

In response to the Staff’s comment, Monarch will not be able to present its bylaws proposal at the annual meeting because it is moot. Resolute’s revised first page of the Proxy Statement states that Resolute does not intend to amend its bylaws prior to the annual meeting. Accordingly, Monarch’s bylaws proposal is moot. We have provided disclosure in the Proxy Statement that security holders will not be able to vote on the aforementioned proposal. Please see page 4. The Staff is advised that Resolute is taking this position because it believes that including a moot proposal would be confusing to security holders.

Daniel F. Duchovny, Esq.
April 16, 2018

Background of the Solicitation, page 6

4.	We note your disclosure that Monarch’s assessment of the company’s valuation was materially inaccurate, “perhaps intentionally…” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

In response to the Staff’s comment, Resolute has revised the Proxy Statement to delete the words “perhaps intentionally.” Please see page 6.

5.	Please provide us support for your assertion that Monarch sold its interest in the company notes in mid-2016.

In response to the Staff’s comment, Resolute has revised the Proxy Statement to adjust its disclosure from “mid-2016” to “[f]rom August through November 2016.” Please see page 6. Resolute’s support for its assertion comes from the “TRANSACTIONS IN THE SECURITIES OF THE COMPANY” section of Monarch’s Preliminary Proxy Statement filed on March 12, 2018.

6.	We note your disclosure describing communications with holders of more than 50% of your shares during February and early March 2018, and again later in March 2018. Please provide us your legal analysis as to whether those communications constituted a solicitation as defined in Regulation 14A.

The Staff is advised of the following:

•	No written materials were provided to security holders. Accordingly, to the extent any such communications constituted a solicitation, such solicitation was in compliance with Rule 14a-12, which permits solicitation before furnishing a proxy statement so long as written communications are filed with the Commission.
•	As disclosed in the Proxy Statement on page 8, the purpose of these discussions was to obtain security holder views on the Company’s performance, strategic positioning and Monarch’s proposals and to discuss potential alternatives for resolving the current situation on an acceptable basis without the need for a proxy contest. In addition to these meetings with security holders, the Board met formally and held update calls on numerous occasions to discuss the situation and to stay informed on alternative security holder views.

Daniel F. Duchovny, Esq.
April 16, 2018

As noted in the Proxy Statement, the purposes of the discussions with security holders were (1) to obtain security holder views on the Company’s performance, strategic positioning and Monarch’s proposals, and (2) to discuss potential alternatives for resolving the current situation on an acceptable basis without the need for a proxy contest. Resolute respectfully believes that neither of these types of communications constitute a solicitation as defined in Regulation 14A. With respect to discussions of the type referred to in clause (1) above, we note that obtaining the views of security holders is not the same as seeking their support for a particular slate of nominees. All the more so as most of the conversations took place before the Board determined whom it would be nominating at its upcoming annual meeting. With respect to discussions referred to in clause above (2), we note that these were not discussions in which Resolute determined a slate of nominees and then set out to seek support for those nominees; rather, they were attempts to determine the possible parameters of, and to negotiate, a possible settlement of a threatened proxy contest. The conversations included discussion of potential changes to Resolute’s certificate of incorporation, a potential commitment by the Board, requested by some of the security holders, to conduct a review of strategic alternatives, and, critically, the identity of any new director candidates.

It is quite common for companies and dissident security holders to seek a mutually agreed upon resolution to a threatened proxy contest, even before the proxy contest commences, and, common for that resolution to include mutual agreement on a slate and mutual agreement to support the slate. Our firm has been involved in such negotiations in the past and we have never viewed it as a proxy solicitation, and we are not aware that that Staff has taken a contrary view in similar prior situation. I discussed this issue with the Staff on a relatively recent matter having similar circumstances, and the Staff was satisfied with our response, which is the same given here. Moreover, as a matter of policy, it is a positive for companies and security holders to be able to negotiate such settlements and avoid proxy contests, which tend to be costly and distracting. If companies and security holders can resolve their differences and avoid a proxy contest, it is a good result for everyone.
•	Finally, we note that Resolute has a concentrated security holder base. The number of security holders spoken to during the period referenced in the referenced disclosure is fewer than 10. Resolute did not engage in general outreach nor did it speak with a large number of holders. Resolute is continuing discussions with security holders this week to attempt to resolve the current situation on an acceptable basis without the need for a proxy contest.

Daniel F. Duchovny, Esq.
April 16, 2018

Proposal No. 1 Election of Directors, page 10

7.	Please disclose whether your nominees have consented to be named in your proxy statement and to serve if elected.

In response to the Staff’s comment, Resolute has revised the Proxy Statement to disclose that Resolute’s nominees have consented to be named in the Proxy Statement and to serve if elected. Please see page 10.

8.	We note your disclosure referring to substitute nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to the Staff’s comment, Resolute confirms that if any substitute nominees are nominated by the Board of Directors, Resolute will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy Card

9.	We note you have not included in your proxy card Monarch’s bylaws proposal. Please tell us how your security holders will be able to vote on that matter while using your proxy card. Alternatively, disclose that security holders using your proxy card will be disenfranchised as to that bylaws proposal. We may have further comment.

In response to the Staff’s comment, Resolute will not present Monarch’s bylaws proposal at the annual meeting because Resolute has not and does not intend to amend its bylaws prior to the annual meeting. Accordingly, Monarch’s bylaws proposal is moot. Please see our response to Comment #3 above and our disclosure to security holders on page 4.

* * * * * *

Pursuant to your request, in connection with responding to these comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Daniel F. Duchovny, Esq.
April 16, 2018

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-403-1343 or by email at MGordon@wlrk.com.

Very truly yours,

/s/ Mark Gordon

Mark Gordon